STARZ, LLC 8900 Liberty Circle
Englewood, CO 80112
(T) 720-852-7700 STARZ.COM

December 18, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

RE:                           Starz, LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed December 6, 2012

File No. 333-184551

Dear Mr. Spirgel:

This letter is provided in response to your letter dated December 14, 2012.  Included below are your questions and comments, numbered consistent with your letter, with our answers immediately following each sequentially numbered item.  The page references in our responses are to the revised prospectus included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed today by electronic submission.  We have included with this letter four (4) additional marked copies of Amendment No. 2 for your convenience.

General

1.                                      Please revise your disclosure throughout the registration statement, including on pages 4, 20 and 104 to clarify that LMC may waive the conditions to the completion of the Spin-Off transaction, including the conditions that it receive an IRS private letter ruling and an opinion of tax counsel with respect to the tax treatment of the transaction.

Response:

We have revised our disclosure throughout the registration statement, including on pages 4, 20, 30, 105, F-8 and F-76 of Amendment No. 2 to clarify that LMC may waive the conditions to the completion of the Spin-Off transaction.

The interests of our sole member may not coincide with yours … page 19

2.                                      Please revise to create a separate risk factor and heading for the risks contained in the second and third paragraph of this risk factor. In addition, please revise this risk factor as well as your disclosure on page 3 to clarify that the Spin-Off transaction may not occur.

Response:

We have revised risk factors to create a separate risk factor and heading for the risks contained in the second and third paragraph of this risk factor.  We have also revised this risk factor and the disclosure on page 4 of Amendment No. 2 to clarify that the Spin-Off transaction may not occur.

Liquidity and Capital Resources, page 60

3.                                      We note your statement that you expect that you will be able to use a combination of cash on hand, net cash provided by operating activities and borrowing under your credit facility to fund your “future cash needs.” Please revise to specifically address your ability to meet both your short-term and long-term liquidity needs. Please note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Response:

We have revised the discussion of our liquidity and capital resources to address our ability to meet both our short-term and long-term liquidity needs.

Please contact the undersigned at (720) 852-7700 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

Starz, LLC

By:	/s/ SCOTT MACDONALD
Scott Macdonald
Chief Financial Officer